
August 25, 2022

Ian Schuman
Partner
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020

> **Re: MarketWise, Inc.**
> **Schedule TO-I**
> **Filed August 17, 2022**
> **File No. 005-91587**
>
> **Form S-4**
> **Filed August 17, 2022**
> **File No. 333-266927**

Dear Mr. Schuman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your offer materials.

Schedule TO-I and Form S-4 filed August 17, 2022

The Offer and Consent Solicitation; Conditions to the Offer and Consent Solicitation, page 15

1. We note the following statement: "The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." This language suggests that if a condition is "triggered" and the offeror fails to assert the condition, the offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a

waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the offeror may be required to extend the Offer and recirculate new disclosure to security holders. Please revise this language accordingly. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

2.	We note the following statement in this section: "The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." All offer conditions must be objective and outside the control of the offeror to avoid implicating Regulation 14E's prohibition on illusory offers. Revise the quoted language to avoid the impression that actions or inaction by the offeror can implicate an offer condition.

3.	Clarify here whether the Offer is conditioned on the Consent Solicitation. While we understand that security holders holding over 50% of the warrants have agreed to consent to their amendment, we also note the disclosure that such consents are invalid if the terms of the Offer change in a manner adverse to such holders. Please revise or advise.

4.	Clarify in your disclosure what is meant by a general limitation on prices for securities in U.S. securities or financial markets.

Market Information, Dividends, and Related Stockholders Matters, page 23

5.	Please disclose the high and low sales prices for the public warrants and Class A shares in the principal market for each quarter during the past two years. See Item 2 of Schedule TO and Item 1002 of Reg. M-A.

General

6.	Based on the disclosure in Item 10 of the Schedule TO, it appears that MarketWise is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders, in this case the prospectus. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions